Law Offices of Craig V. Butler

300 Spectrum Center Drive, Suite 300
Irvine, California 92618
Telephone No. (949) 484-5667 ● Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

May 17, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Hillary Daniels and Steve Lo

Re:
WEED, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 30, 2018
File No. 333-219922

Dear Mr. Reynolds:

We herein provide the following responses to your comment letter dated May 10, 2018, regarding the above-mentioned Amendment No. 3 to Registration Statement on Form S-1 (the “Original Filing”) for WEED, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company will be filing an amended Form S-1/A4 in conjunction with this comment response to address the comments (the “Amended Filing”).

Exhibits

Exhibit 5.1 Legality Opinion

1.
We note your legality opinion appears to qualify counsel’s expertise to opine on the laws of the State of Nevada. Please note that an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction. Please file a new legality opinion (i) from counsel that is admitted to practice in the State of Nevada or (ii) that does not include inappropriate qualifications pertaining to counsel’s expertise. See Section II.B.3.b. of Staff Legal Bulletin No. 19. In addition, it is inappropriate to assume, for purposes of your opinion, that the applicable laws of other applicable jurisdictions are the same as the laws of the State of California. Please revise your opinion to remove this assumption. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19. Please file a new or revised legality opinion as appropriate..

The Amended Filing contains a corrected legality opinion.

Company’s Statements

●
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely, /s/ Craig V. Butler Craig V. Butler, Esq.

Law Offices of Craig V. Butler
John Reynolds, Assistant Director
United States Securities and Exchange Commission
Office of Beverages, Apparel, and Mining
May 17, 2018

[WEED, Inc. Letterhead]

May 17, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Hillary Daniels and Steve Lo

Re:
WEED, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 30, 2018
File No. 333-219922

Dear Ms. Daniels and Mr. Lo:

WEED, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on May 17, 2018:

Company’s Statements

●
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely, /s/ Glenn E. Martin Glenn E. Martin Chief Executive Officer